

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

<u>Via E-mail</u>
Pierre Quilliam
Chief Executive Officer
Silver Falcon Mining, Inc.
2520 Manatee Avenue West, Suite 200
Bradenton, Florida 34205

      Re: Silver Falcon Mining, Inc.
             Form 10-K for the fiscal year ended December 31, 2012
             Filed April 12, 2013
             File No. 000-53765

Dear Mr. Quilliam:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ James Lopez (for)

                    John Reynolds
                    Assistant Director

cc (via e-mail): Robert Mottern, Esq.